BRF S.A.
Publicly Held Company
CNPJ/ME No. 01.838.723/0001-27
NIRE 42.300.034.240
CVM 1629-2

MINUTES OF THE BOARD OF DIRECTORS HELD ON MAY 28, 2021

1.                    Date, Time and Place: Meeting held on May 28, 2021, at 10a.m., in the City of São Paulo, State of São Paulo, at the office of BRF S.A (“Company”) located at Avenida das Nações Unidas, 8501, 1st floor, Pinheiros, Zip Code 05425-000.

2.                    Summons and Presence: Summons duly held pursuant to Article 21 of the Company´s Bylaws, with the presence of the totality of members of the Board of Directors: Mr. Pedro Pullen Parente, Mr. Augusto Marques da Cruz Filho, Mr. Dan Ioschpe, Mrs. Flávia Buarque de Almeida, Mrs. Flávia Maria Bittencourt, Mr. José Luiz Osório, Mr. Luiz Fernando Furlan, Mr. Ivandré Montiel da Silva, Mr. Roberto Rodrigues and Mr. Marcelo Feriozzi Bacci.

3.                    Presiding Board: Chairman: Pedro Pullen Parente; Secretary: Carlos Eduardo de Castro Neves.

4.                    Agenda: Deliberate on the following matters: (i) performance of the third (3rd) issuance of simple, non-convertible into shares, unsecured debentures, in single series (“Debentures” and “Issuance”, respectively), which will be issued for private placement, before VERT Companhia Securitizadora, enrolled with the CNPJ/ME under No. 25.005.683/0001-09 (“VERT”), within its 60th (sixtieth) issuance of agribusiness receivables certificates, single series (“CRA”), backed on the agribusiness credit rights arising from the Debentures, which will be issued for publicly offering, with restricted placement efforts, in accordance with Brazilian Law No. 11.076, dated as December 30, 2004, as amended, and with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) Rule No. 600, dated as August 1st, 2018, as amended, CVM Rule No. 476, dated as of January 16, 2009, as amended (“CVM Rule No. 600”, “CVM Rule No. 476” and “Restricted Offering”, respectively); and (ii) authorize the Company’s officers (or its duly appointed attorneys-in-fact), to carry out any and all acts deemed necessary and/or convenient to perform all described on item (i) above, including, but not limited to, the execution of the Indenture (as described below), the placement agreement of the CRA (including the amendments), the Subscription Form of the Debentures and all other necessary documents to the Issuance and to the Restricted Offering, hiring and remuneration of all of the services providers inherent to the execution of Issuance and the Restricted Offering; and (iii) ratify any and all acts already performed by the Company´s officers in connection with the Issuance and the Restricted Offering related to items (i) and (ii) above.

5.                    Resolutions: The members of the Board of Directors approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters was discussed and the following resolutions were taken:

(i)	approval and authorization, in accordance with Article 59 of Brazilian Law No. 6.404, dated as December 15, 1976, as amended (“Brazilian Corporate Law”), of the Issuance on behalf of VERT, as well as its binding to the CRA, by means of the execution of the “Instrumento Particular de Escritura da 3ª (Terceira) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em série única, Para Colocação Privada, da BRF S.A.” (“Indenture”), under the following terms and conditions:
(a)	Issuance Number: The Issuance represents the third (3rd) issuance of debentures of the Company;
(b)	Issuance Date: For all legal purposes, the Debentures will be issued on May 14, 2021 (“Issuance Date”);
(c)	Total Amount of the Issuance: The total amount of the Issuance will be R$1,000,000,000.00 (one billion reais), on the Issuance Date (“Total Amount of the Issuance”);
(d)	Nominal Value: Each Debenture will have a unit par value of R$1,000.00 (one thousand reais) (“Nominal Value”) on the Issuance Date; The par value may be increased or decreased, by mutual agreement between VERT and the Company, using eight decimal places, without rounding, and if applicable, the increase or decrease will be the same for all Debentures;
(e)	Number of Series: The Issuance will be performed in a single series.
(f)	Number of Debentures: The Company will issue 1,000,000 (one million) Debentures (“Debentures”);
(g)	Term and Maturity Date: Subject to the provisions of default and/or early redemption of the totality of the Debentures, as provided in the Indenture, the Debentures will have a term of 3652 (three thousand six hundred and fifty two) calendar days
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counted from the Issuance Date, therefore, maturing on May 14, 2031 (“Maturity Date”);

(h)	Use of Proceeds: The net resources obtained by the Company as a result of the payment of the Debentures shall be fully and exclusively allocated to its activities as a rural producer in agribusiness. For this purpose, such resources will be used in the terms of the Article 3, paragraph 9 of the CVM Rule No. 600, in investments, costs and expenses related to its chain of production and exploitation of animals in general, as described in the Indenture, in terms of the Article 165 of the Brazilian Federal Revenue Normative Instruction No. 971, dated as November 13, 2009, as amended, paragraph 1 of Article 23 of the Brazilian Law No. 11.076 and Article 3, items I and II, and paragraphs 1, 2 and 9 of CVM Rule No. 600, as well as item III of paragraph 4 of Article 3 of CVM Rule No. 600, in the form described in its corporate purpose and in the ordinary course of its business ("Use of Proceeds");
(i)	Binding to the Agribusiness Receivables Certificates: The Debentures will be bonded to the CRA object of the single series of the 60th (sixtieth) issuance of VERT, to be distributed by means of the Restricted Offering, according to the CVM Rule No. 476 and CVM Rule No.600;
(j)	Convertibility: The Debentures shall be simple, non-convertible into shares of the Company;
(k)	Type, Form and Proof of Title: The Debentures will be issued in nominative and book-entry form, without the issuance of any certificates. For all purposes of law, the ownership of the Debentures is alleged by the statement to be issued by the Bookkeeping Agent, demonstrating ownership of the Debentures by VERT according to Articles 63 and 34 of the Brazilian Corporate Law and by the Subscription Form (as defined in the Indenture);
(l)	Species: The Debentures shall be unsecured, pursuant to Article 58 of the Brazilian Corporate Law, with no security interest, guarantee or any assets of the Company segregation as collateral in the benefit of the Debentures Holders in case of judicial or
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extrajudicial foreclosure of the Company´s duties arising of the Debentures and the Indenture and conferring no general or special privilege to the Debentures Holders;

(m)	Payment of Principal: Subject to the provisions of default and/or early redemption of the totality of the Debentures, as provided in the Indenture, the Updated Nominal Value of the Debentures will be paid in one installment, on the Maturity Date.
(n)	Monetary Adjustment of the Debentures: The Nominal Value of the Debentures or the balance of the Debentures, as applicable, will be monetarily adjusted from the first Date of Subscription (as defined below) of the Debentures, by the cumulative variation of the Índice de Preços ao Consumidor Amplo – IPCA, accreted and disclosed by the Instituto Brasileiro de Geografia e Estatística – IBGE (“IPCA” and “Monetary Adjustment of the First Series Debentures”, respectively) calculated pro rata temporis for Business Days, being the result of the Monetary Adjustment of the Debentures automatically incorporated to the Nominal Value of the Debentures or to the balance of the Nominal Value of the Debentures, as applicable (“Updated Nominal Value of the Debentures”) according to the mathematical formula provided in the Indenture. For the calculation purposes of the Monetary Update of the Debentures, "Anniversary Date" is considered every first Business Day prior to the 15th (fifteenth) of each month, and if such date is not a Business Day, the first subsequent Business Day. Specifically, for the first Anniversary Date, the Company will owe VERT a premium corresponding to one (1) Business Day for the Monetary Adjustment of the Debentures, so that the number of Business Days in such period, equals the number of Business Days in the first update period of the CRA;
(o)	Interest of the Debentures: The interest of the Debentures will be equivalent to a rate of 4,7843% (four whole and seven thousand eight hundred forty-three tenths of a thousandth percent) per year, available up to four (4) decimal places, calculated exponentially and cumulatively pro rata temporis, per Business Days elapsed, since the first Date of Subscription of the Debentures or since the last Interest Payment Date (as defined
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below), as the case may be, until the date of their effective payment (exclusive), and paid at the end of each Capitalization Period, according to the mathematical formula to be provided in the Indenture ("Interest of the Debentures");

(p)	Capitalization Period: For Interest calculation purposes, “Capitalization Period" is defined as the time interval in Business Days that begins: (i) for the first Capitalization Period, on the first Date of Subscription of each series (including) and ends on the first Interest Payment Date of each series (excluding); and (ii) on the Interest Payment Date immediately preceding (including), in the case of other Capitalization Periods, and ends on the immediately subsequent Interest Payment Date (excluding). Each Capitalization Period succeeds the previous one without continuity solution, until the Maturity Date or the redemption date of the Debentures, as the case may be. Exceptionally, on the first Interest Payment Date of the Debentures, the Company undertakes to add to the Interest of the Debentures an amount equivalent to one (1) Business Day of the Interest of the Debentures. The calculation of this amount must comply with the interest calculation formula to be established in the Indenture;
(q)	Interest Payment: Subject to the provisions of default and/or early redemption of the Debentures, the Interest of the Debentures will be paid semiannually, from the Issuance Date, according to the table below (each of this dates, a “Interest Payment Date”):
No. of the Installment	Interest Payment Dates of the Debentures
1	November 12, 2021
2	May 13, 2022
3	November 14, 2022
4	May 12,2023
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5	November 14, 2023
6	May 14,2024
7	November 14, 2024
8	May 14,2025
9	November 14, 2026
10	May 14, 2026
11	November 13, 2026
12	May 14, 2027
13	November 12, 2027
14	May 12, 2028
15	November 14, 2028
16	May 14, 2029
17	November 14, 2029
18	May 14, 2030
19	November 14, 2030
20	Maturity Date
(r)	Form of Payment: The Debentures will be paid up in cash, in national currency, for the price corresponding to the Payment Price for the CRA (as defined in the Securitization Term), less all expenses provided for in the Securitization Term including, but not limited to, all expenses for carrying out the Offer and the constitution of the Expenditure Fund (as provided for in the Securitization Term) (“Payment Price for Payment of Debentures”) within 1 (one) Business Day of the date of
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payment of the CRA after the receipt, by the Debenture Holder, of the resources arising from the payment of CRAs, through electronic transfer available or other means of payment permitted by the Bank Central do Brasil, in the Free Movement Account(Conta de Livre Movimentação), in favor of Company. Without prejudice to the term of 1 (one) Business Day from the payment of the CRAs to carry out the transfer of funds resources established herein, will be considered as the date of payment of the Debentures the same date of payment of the CRA (“Date of Subscription);

(s)	Registration for Distribution and Placement: The placement of the Debentures will be made privately, exclusively for the Debenture Holder, without the intermediation of any institutions, whether they are members of the securities distribution system or not, and will not have any form effort to sell to the general public. Debentures will not be registered for distribution in the primary market, trading in the secondary market, electronic custody or settlement in any organized market;
(t)	Scheduled Renegotiation: The Debentures will not be subject to scheduled renegotiation;
(u)	Voluntary Extraordinary Amortization: The Debentures will not be subject to voluntary extraordinary amortization;
(v)	Voluntary Early Redemption: The Company may, at any time, in the event of being demanded to make a withholding, a deduction or a payment referring to the addition of taxes and/or fees under the terms of the Indenture, to perform the voluntary early redemption of the totality of the Debentures, with the consequent cancellation of such Debentures, by sending a direct communication to VERT, with a copy to the Fiduciary Agent of the CRA, under the terms of the Indenture, in advance minimum of 5 (five) Business Days from the date of redemption (“Voluntary Early Redemption due to Tax Event”). In addition, the Company may, at any time, provided that in the context of a corporate transaction with third parties not belonging to its economic group at the time of the event, announced to the market under the terms of the applicable legislation, in which it deems it
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appropriate or has the condition of changing the its indebtedness profile, as attested by the Company by means of a declaration, to perform the voluntary early redemption of the totality of the Debentures, with the consequent cancellation of such Debentures, by sending a direct communication to VERT, with a copy to the Fiduciary Agent of the CRA, under the terms of the Indenture, in advance minimum of 5 (five) Business Days from the date of redemption (“Voluntary Early Redemption by Corporate Event”). Finally, the Company may (i) after the 84th (eightieth fourth) month (including) counted from the Issuance Date, that is, after May 14, 2028, including, at its sole discretion, perform the voluntary early redemption of the totality of the Debentures, with the consequent cancellation of such Debentures, by sending a direct communication to VERT, with a copy to the Fiduciary Agent of the CRA, under the terms of the Indenture, in advance minimum of 5 (five) Business Days from the date of redemption (“Voluntary Discretionary Early Redemption” and, when referred to together with the Voluntary Early Redemption due to Tax Event and the Voluntary Early Redemption by Corporate Event, “Voluntary Early Redemption”). In the case of Voluntary Early Redemption due to Tax Event, the amount to be paid by the Company in relation to each of the Debentures will be equivalent to the Updated Nominal Value of the Debentures, plus: (a) the Interest of Debentures, calculated, pro rata temporis, from the first Date of Subscription or the Interest Payment Date of the immediately preceding, as the case may be, until the effective redemption date (excluding); (b) late payment charges, if any; and (c) any pecuniary obligations and other additions related to the Debentures. In the case of Voluntary Early Redemption by Corporate Event and Discretionary Voluntary Early Redemption, the amount to be paid by the Company in relation to each of the Debentures will be equivalent to the amount indicated in item (i) or item (ii) below, the greater of the two: (i) Updated Nominal Value of the Debentures, plus: (a) the Interest of Debentures, calculated, pro rata temporis, from the first Date of Subscription or the Interest Payment Date of the immediately preceding, as the case may be, until the effective redemption date (excluding); (b) late payment charges, if any; and (c) any pecuniary obligations and other additions related to the Debentures; or (ii) the present value of

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the remaining installments of the amortization payment of the Updated Nominal Value of the Debentures and the Interest of the Debentures, using the internal rate of return of the IPCA Treasury + with interest as the discount rate (1) semiannuals maturing in 2030 (“NTNB 2030”), or in its absence, IPCA + Treasury with semiannual interest of an approximate duration equivalent to the remaining duration of the Debentures on the date of the Voluntary Early Redemption, according to the indicative quotation disclosed by ANBIMA on its page on the world wide web (htttp: //www.anbima .com.br) determined on the Business Day immediately prior to the Voluntary Early Redemption of the Debentures, calculated according to the formula to be provided in the Indenture, and added to late payment charges, if any, to any pecuniary obligations and other additions related to the Debentures;

(w)	Total Early Redemption Offer of Debentures: The Company may, at any time, perform a total early redemption offer for Debentures, which may be carried out at the maximum frequency of 1 (one) each quarter, addressed to VERT and the Fiduciary Agent of the CRA, and VERT may or may not accept the redemption of the Debentures held by it, in accordance with the statement of adhesion to the Early Redemption Offer by the CRA holders, in the form established in the Securitization Term of the CRA (“Early Redemption Offer”). The amount proposed for the early redemption of the Debentures, as applicable, shall cover the Updated Nominal Value of the Debentures, plus (a) the Debentures Interest, calculated pro rata temporis, from the first Date of Subscription of or the last Interest Payment Date of the Debentures, as the case may be, until the date of early redemption, (b) in case of other taxes, arrears charges, fines, penalties and contractual and legal charges to be provided for in the Indenture or in the applicable legislation, calculated, calculated or incurred, as the case may be , up to the early redemption date, and (c) any early redemption premium offered by the Company, at its sole discretion;
(x)	Fine and Late Charges: If the Company fails to make any payments of any amounts due to VERT on the dates they are due under the terms of the Indenture, such payments due and unpaid
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will continue to be subject to any remuneration applicable thereon and will also be subject to the following late payment charges (“Late Payment Charges”): (a) conventional, irreducible and non-compensatory late payment penalty of 2% (two percent) on the amount due and unpaid; and (b) non-compensatory late payment interest calculated at the rate of 1% (one percent) per month, pro rata temporis. The Late Payment Charges established herein will be levied on the amount due and unpaid from the effective breach of the respective obligation until the date of its effective payment, regardless of notice, notification or judicial or extrajudicial notice;

(y)	Payment Location: The payments to which are entitled Debentures will be made by the Company by means of a credit in the Centralizing Account, as defined in the Securitization Term, with, at least, 1 (one) Business Day in advance of payment dates of the CRA;
(z)	Automatic Events of Default: Subject to the provisions of the Indenture, the debt represented by the Indenture will be deemed to be overdue in advance and immediately payable, in the event of any of the events below (each one, an “Automatic Events of Default”): (i) default, by the Company, in the maturity and form due, of any monetary obligation, principal or accessory, established under the Indenture, not remedied within one business days counted from the date of the respective maturity; (ii) (a) bankruptcy of the Company and/or of any of the Company´s Relevant Subsidiaries (as defined in the Indenture); (b) request for bankruptcy by the Company and/or by any of the Company´s Relevant Subsidiaries; (c) request for bankruptcy of the Company and/or any of the Company´s Relevant Subsidiaries not suppressed within the legal term; or (d) liquidation, dissolution, insolvency decree or extinction of the Company and/or any of the Company´s Relevant Subsidiaries; (iii) request, by the Company and/or by any of the Company´s Relevant Subsidiaries of an extrajudicial reorganization plan to any creditor or any class of creditors, independently of the judicial request or judicial confirmation of the plan, or, judicial request, by the Company and/or by any of the Company´s Relevant Subsidiaries of a reorganization procedure,
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independently of the judicial approval of the reorganization proceeding or their award by the competent court; (iv) in case of the Debentures are considered null, or declared null, invalid or ineffective by any law, decree, rule act or any other legal expedient, regulatory or administrative, including any judicial decision; (v) Company´s corporate type transformation, as provided on Article 220 of Brazilian Corporate Law; (vi) if the Company transfers or by any means assigns or commit to assigns its rights and duties arising of the Indenture, except if previously approved by the Debentures Holder, as approved by the CRA holders gathered in CRA holders meeting; (vii) if the Company and/or any of the Company´s Relevant Subsidiaries try or practice any act to annul, revise, cancel or reject, judicial or extrajudicial, the Debentures, the Indenture, any document connected with the Issuance or any of its respective clauses; and (viii) reduction of the Company´s share capital, except if observed the provisions of Article 174, Third Paragraph of the Brazilian Corporate Law;

(aa)	Non-Automatic Events of Default: These are non-automatic events of default, in which VERT must convene, within the term to be provided for in the Indenture, a CRA holders meeting, as provided in the Securitization Term, for the eventual non-declaration of early maturity of the obligations arising from the Indenture (each, a “Non-Automatic Event of Default” and, in together with the Automatic Events of Default, “Events of Default”): (i) default by the Company of any non-monetary obligations, not remedied within 15 (fifteen) days counted from the default date; (ii) default, by the Company and/or by any of the Company´s Relevant Subsidiaries, of any monetary obligation arising out of any Financial Debt (as defined in the Indenture), not remedied in the respective cure period, as applicable, in the individual or aggregated amount equal or greater to US$150,000,00.00 (one hundred and fifty millions dollars) or its equivalent value in any other currency, except if the related default has its effects suspended in up to 2 (two) business days, counted from the default date, by virtue of (a) negotiation by the Company and/or by the Company´s Relevant Subsidiaries with its respective creditor (provided that demonstrated by the Company to VERT and the Fiduciary Agent
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of the CRA, within the timeframe established herein) or (b) judicial or arbitral decisions; (iii) start of sentence foreclosure and/or non-compliance of final sentence, against the Company and/or any of the Company´s Relevant Subsidiaries and/or non-compliance of any final judicial decision or final arbitration decision, with condemnatory nature, against the Company and/or any of the Company´s Relevant Subsidiaries, in the term provided therein, in the individual or aggregate amount superior to US$150,000,000.00 (one hundred and fifty million dollars) or its equivalent value in any other currency, except if (a) in case of an arbitral decision, the Company are requesting the judicial authority to declare its nullity as provided on articles 32 and 33 of Law No. 9,307 of September 23, 1996 and, connected with said request, the Company has obtained the suspension of the arbitral sentence effects; or (b) in case of a judicial decision, in the context of the foreclosure procedure, the Company has provided integral guarantee, as provided in the procedural laws in force, and such guarantee result in the suspension of said arbitral sentence effects; (iv) third parties judicial questioning of the Debentures, the CRA, the Indenture or the Securitization Term; (v) no update, cancellation, revocation or suspension of licenses, authorizations, including those connected with the environment, that forbid Company´s exercise of its activities; (vi) early maturity of any Financial Debts of the Company and/or of any of the Company´s Relevant Subsidiaries, not connected with the Debentures, in the individual or aggregate amount superior to the equivalent to US$150,000,000.00 (one hundred and fifty million dollars) or its corresponding amount in any other currency; (vii) expropriation, confiscation or any other act of any government authority of any jurisdiction resulting in the loss, by the Company and/or by any of the Company´s Relevant Subsidiaries, of the property and/or of the direct or indirect property of assets of the Company and/or of any of the Company´s Relevant Subsidiaries which holds fixed assets, in an amount equivalent to or greater than US$150,000,000.00 (one hundred and fifty million dollars), individually or in aggregate form, (viii) conviction of the Company on second judicial instance, over corruption and acts harmful to the public administration, as provided on Law No. 12,846, of August 1, 2013, as amended, on U.S Foreign Corrupt Practices Act of 1997

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and on UK Bribery Act 2010, as applicable (together, “Anticorruption Laws”), except in connection with the cases already described on the Company´s Reference Form, Company´s Financial Statements and its Explanatory Notes, on the present date; (ix) protest of titles against the Company and/or any of the Company´s Relevant Subsidiaries, in the individual or aggregate amount, equal or greater to US$150,000,000.00 (one hundred and fifty million dollars) or its equivalent amount on any other currency, except if, as validly proved by the Company to VERT and the Fiduciary Agent of the CRA that (a) the protest was cancelled or suspended; (b) guarantees were offered and accepted on court in an amount equivalent to the protested amount; or (c) the protest was realized by an error, bad faith of third parties or was illegitimate; (x) payment by the Company of dividends and/or interest over share capital, except the obligatory dividends payments as provided on the Brazilian Corporate Law, in case of the Company´s obligations default as provided in the Indenture; (xi) slip-up or spin-off, merger or incorporation of the Company (including share incorporation), or any other type of corporate restructuring evolving the Company and any of the Company´s Relevant Subsidiaries, except if (a) previously expressly approved by the Debentures Holder, as approved by the CRA holders gathered in CRA holders meeting; (b) if the restructuring occurs under the Company economic group; or (c) the Company stays on the direct or indirect control, of the Company´s Relevant Subsidiaries; (xii) on the date they were provided, the statements or guarantees provided by the Company in the Indenture prove to be unreal, incorrect, inconsistent, insufficient or imprecise, on these cases, under any relevant aspect; (xiii) use of the proceeds arising from the Issuance in a destination other than that defined in the Indenture; (xiv) if the Company uses the Debentures object of this Indenture as ballast for any other type of financing operation; (xv) if any disposition of the Indenture or the Securitization Term be considered null, invalid or ineffective by any law, decree, rule act or any other legal or administrative acts, including any judicial decision; and (xvi) transformation of Company´s social object that implies in the change of the principal activity of the Company;

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(bb)	Expenses Fund: VERT, as the issuer of the CRA, will retain, on behalf of the Company, the payment resulting from the payment of the Debentures, the amount equivalent to the amount necessary for the payment of the Expenses related to a period of 6 (six) months for the payment of expenses by VERT, as the issuer of the CRA, within the scope of the Securitization Transaction (as defined in the Indenture), as provided in the Securitization Term, and VERT must inform the Company every six months the amount necessary to pay the expenses related to the period of 6 (six) months immediately following, so that, if necessary, the Company deposits such amount in the Centralizing Account (as defined in the Indenture), in accordance with the procedures and amounts to be provided for in the Indenture; and
(cc)	Further Characteristics: The further characteristics of the Debentures and the Restricted Offering are described in the Indenture, in the “Termo de Securitização de Direitos Creditórios do Agronegócio para Emissão de Certificados de Recebíveis do Agronegócio da série única da 60ª (Sexagésima) Emissão da VERT Companhia Securitizadora Lastreados em Direitos Creditórios do Agronegócio Devidos pela BRF S.A.” (“Securitization Term”) and on the other documents related to the Issuance and the Restricted Offering.
(ii)	authorize the Company’s officers (or its duly appointed attorneys-in-fact), to carry out any and all acts deemed necessary and/or convenient to perform all described on item (i) above, including, but not limited to, the execution of the Indenture (as described below), the placement agreement of the CRA (including the amendments), the subscription bulletin of the Debentures and all other necessary documents to the Issuance and to the Restricted Offering, hiring and remuneration of all of the services providers inherent to the execution of Issuance and the Restricted Offering; and
(iii)	ratify any and all acts already performed by the Company´s officers in connection with the Issuance and the Restricted Offering related to items (i) and (ii) above.
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6.                    Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company´s head office.

7.                    Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, May 28, 2021.

____________________________________

Carlos Eduardo de Castro Neves

Secretary

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